

Bradford & Bingley

03 AUG 25 AM 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL


03029447

Tel. 01274 806106

15 August 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 130,000 Ordinary Shares in Bradford & Bingley plc at 308.5 pence per share on 11 August 2003. Options, subject to the Scheme rules, were granted in 2001, 2002 and 2003 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Ian Darby, Robert Dickie and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

12 August 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 50,000 Ordinary Shares in Bradford & Bingley plc at 310.72p per share on 12 August 2003 and 50,000 Ordinary Shares in Bradford & Bingley plc at 306.67p per share on 13 August 2003. Awards, subject to the PSP rules, were granted over those shares during 2003 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw, Ian Darby, Robert Dickie and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

14 August 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 130,000 Ordinary Shares in Bradford & Bingley plc at 310.72 pence per share on 12 August 2003 and 132,563 Ordinary Shares in Bradford & Bingley plc at 306.67 pence per share on 13 August 2003. Options, subject to the Scheme rules, were granted in 2001, 2002 and 2003 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Ian Darby, Robert Dickie and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

14 August 2003

Re 82-5154

Bradford & Bingley plc
Director appointment confirmations and shareholdings on appointment

Further to the announcement made on 8 August 2003, appointing Ian Cheshire, Ian Darby and Robert Dickie to the Board of Bradford & Bingley plc with immediate effect, this is to confirm that there is no information relating to any of these directors to be disclosed under sections 6.F.2(b) to (g) of the UK Listing Rules.

Shareholdings on appointment

At the date of his appointment Mr Darby had interests in 2,860 Ordinary shares of 25 pence each.

Mr Darby also has the following share options/awards.

	Year of grant/award	Number of shares or options	Option or award price (p)	Earliest exercise date
Executive share option scheme				
	2001	45,617	291.83	Mar-04
	2002	55,452	315.58	Mar-05
	2003	71,005	281.67	Mar-06
Savings related share option scheme				
	2001	4,843	200	Mar-04
Performance share plan				
	2001	36436	291.83	Dec-03
	2002	44,362	315.58	Dec-04
	2002	78,313	332.00	Dec-04
	2003	142,010	281.67	Dec-05

At the date of his appointment Mr Dickie had no interests in shares of the Company. Mr Dickie has the following share options/awards.

	Year of grant/award	Number of shares or options	Option or award price (p)	Earliest exercise date
Executive share option scheme				
	2003	81,655	281.67	Mar-06
Savings related share option scheme				
	2003	4,223	223.74	Mar-06
Performance share plan				
	2003	163,311	281.67	Dec-05

Mr Cheshire has no interests in shares of the Company.

14 August 2003
End